UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67218

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allegro Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

137 Cunninghan Avenue
(No. and Street)

San Antonio	TX	78215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Boytinck	917-855-6764	thomas.boytinck@allegrocompanies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Thomas C.A. Boytinck_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Allegro Securities, LLC_____, as of _December 31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarized online using audio-video communication

CAROLINA HENDERSON
Notary Public - State of Florida
Commission # HH323216
Expires on February 17, 2027

Signature: _Thomas C.A. Boyt_____

Title:
CEO/Managing Member

_Carolina Henderson_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLEGRO SECURITIES LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Member
Allegro Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Allegro Securities LLC as of December 31, 2022, and the related statements of operations, changes in member equity (deficit) and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Allegro Securities LLC as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allegro Securities LLC's management. My responsibility is to express an opinion on Allegro Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Allegro Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Allegro Securities LLC's financial statements.

The supplemental information is the responsibility of Allegro Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Allegro Securities LLC's auditor since 2011.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 10, 2023

ALLEGRO SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Current Assets		
Cash	$	377,784
Prepaid Expenses		7,889
Current Assets		385,673
Total Assets	$	385,673

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	8,124
Accrued interest		15,817
Total Current Liabilities		23,941
Note payable		200,000
Total Liabilities		223,941
Commitments and Contingencies (Note 7)		
Member Equity		
Member Capital		385,300
Member (deficit)		(223,568)
Total Member Equity		161,732
Total Liabilities & Member Equity	$	385,673

See accompanying notes.


ALLEGRO SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2022


REVENUES

Placement & Transaction Fees	$ 2,010,170
Reimbursements	6,315
	2,016,485

OPERATING EXPENSES

Commissions	1,776,196
Compliance Fees	13,513
Communication & Data Processing	4,228
Professional Fees	10,899
Travel & Marketing	6,665
General & Administrative	5,765
Occupancy	2,400
Interest expense	7,309
	1,826,975
Net Income	$ 189,510

See accompanying notes.

ALLEGRO SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER EQUITY (DEFICIT)
Year Ended December 31, 2022

| | Member Capital | | | |
	Number of Units	Amount	Member Equity (Deficit)	Total
Balance at December 31, 2021	0	$ 385,300	$ (222,703)	$ 162,597
Distributions to member			(190,375)	(190,375)
Net Income			189,510	189,510
Balance at December 31, 2022	0	$ 385,300	$ (223,568)	$ 161,732

See accompanying notes.

ALLEGRO SECURITIES LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	189,510
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Operating Assets:		
Prepaid expenses		(2,334)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		7,887
Net cash provided by operating activities		195,063
Cash Flows From Financing Activities		
Distributions		(190,375)
Net cash used in financing activities		(190,375)
Net increase in cash		4,688
Cash at Beginning of Year		373,096
Cash at End of Year	$	377,784
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	625

See accompanying notes.

1   Organization and Nature of Business

Allegro Securities LLC (the Company) was organized in 2005 as Farragut Capital & Marketing LLC. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company provides third-party marketing services to entities, generally in the real assets industry, seeking to raise capital. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2   Significant Accounting Policies

 (a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

 (b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022. Cash is held at two major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company is entitled to placement and / or transaction fees associated with the success of its capital-raising work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. On occasion the Company may also earns consulting fees for preparatory advisory work or similar activities associated with an actual or potential capital-raising mandate. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and a given contract's identified performance obligations are satisfied. There were no unsatisfied performance obligations at December 31, 2022.

(e) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2022, the Company had net capital of $153,843, which was $138,914 in excess of its required minimum net capital of $14,929. The Company had an AI/NC ratio of 145.56%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

4   Leases

The Company conducts its operations from facilities that are leased for $200 per month on a month to month basis. The agreement is dated December 23, 2013 and became effective on January 1, 2014. The agreement can be terminated by either party with 45 days' notice.

Rent expense for the year ended December 31, 2022 was $2,400.

5   Concentrations and Economic Dependency

The Company's revenues consist of fees as discussed in Note 2 above. There is no assurance of future revenues from the customers who paid such fees.

Three customers accounted for 100% of 2022 revenue.

The Company maintains its cash at two financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. As of December 31, 2022 there were no cash balances held in any accounts that were not fully insured.

6   Fair Value

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

8   Note Payable

On June 7, 2020 the Company executed a promissory note with the U.S. Small Business Administration in the amount of $150,000 which was modified on July 14, 2021 and increased to $200,000 pursuant to Section 7(b) of the Small Business Act. The note bears interest at the rate of 3.75% per year and is payable in monthly installments including principal and interest of $1,022 beginning December 2022. The Note will mature in June 2050 at which time the remaining unpaid principal and interest shall be due in full. This note is secured by the assets of the Company pursuant to the terms of the note.

8   Note Payable - *continued*

Estimated principal maturities of long-term debt during the next five years: 2023 - $0; 2024 - $0;
2025 - $0; 2026 - $4,156; 2027 - $5,040.

9   Related Party Transactions

During the year, the Company reimbursed its sole member $16,680 for various overhead and travel
expenses advanced by him in accordance with its routine practice.

The Company and another company also owned by the Company's sole member have certain
common clients; however, the Company does not engage in any transactions with said commonly-
controlled other company, other than as disclosed.

10   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering,
compliance, suspicious activities, and currency transaction reporting and due diligence on customers
who open accounts with the Company. At December 31, 2022 the Company had implemented such
policies and procedures.

11   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore,
is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of
Customers".

12   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition
date through the date of March 10, 2023 which is the date the financial statements were available to
be issued. Based on this evaluation, the Company has determined that no subsequent events have
occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

ALLEGRO SECURITIES LLC

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2022

Schedule I

NET CAPITAL

Assets	$	385,673
Less Liabilities		(223,941)
Total Ownership Equity		161,732
Allowable credit		0
Less Non Allowables		(7,889)
TNC Before Haircuts & Undue Concentration		153,843
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		153,843
Minimum Required Net Capital		14,929
Excess Net Capital	$	138,914
AI/NC Ratio		145.56%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2022)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	153,843
Net Capital, per above		153,843
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2022.

ALLEGRO SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2022

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Allegro Securities LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Allegro Securities LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placement of securities and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2022. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 10, 2023

Allegro Securities LLC
Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2022

Allegro Securities LLC Exemption Statement

Allegro Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions (private placement of securities) where the funds are payable to the issuer or its agent and not to the Company; and the Company does not hold customers' cash or securities on behalf of customers, and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2022.

Allegro Securities LLC

I, Thomas CA Boytinck swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By: Thomas CA Boytinck

Thomas CA Boytinck
CEO

Allegro Securities LLC

SIPC Report

For the Year Ended

December 31, 2022

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

Member: Allegro Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allegro Securities LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Allegro Securities LLC for the year ended December 31, 2022, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Allegro Securities LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 10, 2023

ALLEGRO SECURITIES LLC
SIPC General Assessment Reconciliation
December 31, 2022

General Assessment Calculation

Total Revenue	$	2,010,171
Deductions		0
SIPC Net Operating Revenues		2,010,171
Rate		0.0015
General Assessment Due		3,015
Less Payments: SIPC 6		(2,133)
Plus: Interest		-
Remaining Assessment Due		882
Paid with SIPC 7		(882)
Balance Due	$	0

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.